Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
William H. Cunningham	10,015,722.000	133,041.000
Grace K. Fey	10,001,361.000	147,402.000
Hassell H. McClellan	10,000,957.000	147,806.000
Gregory A. Russo	10,010,775.000	137,988.000
Non-Independent Trustee
James R. Boyle	10,008,329.000	140,434.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky, and Warren A. Thomson.

Special Shareholder meeting

The fund held a Special Meeting of Shareholders on December 21, 2016. The following proposal was considered by the shareholders:

Proposal: To approve a new subadvisory agreement for John Hancock Tax-Advantaged Global Shareholder Yield Fund between John Hancock Advisers, LLC and Analytic Investors, LLC

Total votes
for the proposal	Against	Abstain	Uninstructed
5,267,204.506	127,616.481	190,377.533	0